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Baby Duck LLC

Cannabis Business

8300 Cat Canyon Rd
Los Alamos, CA 93340
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Early Investor Bonus: The investment multiple is increased to 3× for the next $50,000 invested.
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THE PITCH
Baby Duck LLC is seeking investment to complete permitting for a cannabis farm.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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THE PITCH

Baby Duck is seeking investment to finalize the licensing process for a cannabis farm in Santa Barbara County, California that will be leasing plots to small family owned farms.

Geared towards the smaller family owned craft farms
Exclusive rights to the property for 20 years
Greenhouse and hoophouse plots starting at half-an-acre
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OUR MISSION

Our goal is to provide licensed cultivation space to smaller craft farms that otherwise would not be able to afford to purchase farmland of their own.

Vegetative growth space to maxiumize production
Access to future onsite processing, drying, curing, and trimming facilities
Extensive distribution network for getting products into retail outlets
Access to several state of the art manufacturing labs
Low cost leasing with security and common-area maintanance included
Free consulting for tenants to help maximize and streamline their process
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CRAFT FARM BRANDING

We can help the individual farm with their branding, marketing, packaging and retail sales through our distribution network.

Retail stores in Los Angeles, San Diego and Santa Barbara Counties
Our team has a marketing and brand specialist on staff
We will be expanding across the state to every county
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INTENDED USE OF FUNDS

We are seeking $230,000 to finish the licensing process. We have spent more than $350,000 of our own money over the last couple years on Cat Canyon and we are nearly there. Most of the hard work that takes months to complete is already done. We estimate between 4-6 more months of work after funding is completed. Any additional capital raised will be used to expedite the permitting process or used for working capital to fund the leasing campaign.

Address incomplete items (civil engineer, odor plan, building elevations, percolation test for septic location, some other minor things)
Attorney and land planner fees
County of Santa Barbara fees
Leasing to begin early 2023
Tenants can be harvesting their first crop in 2023
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8300 Cat Canyon Rd, Los Alamos, California 93440 is located in temperate Santa Barbara County, just a short drive from Los Angeles and San Fransisco.

Centrally located between LA and San Fransisco
Direct access to US route highway 101
Ideal climate for year round growing and cultivation
Several harvests per year with light deprivation greenhouses and hoophouses
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Sitting on 480+ acres in beautiful Santa Barbara County with 32.61 acres for cannabis use.

18.43 acres of light deprivation greenhouse footprint - 802,810 sq. ft.
6.8 acres of a nursery in light-deprivation greenhouses as well as 4000 sq. ft. indoor
7.19 acres of light deprivation hoophouses
.19 acres for processing
Several deep fresh water wells
PG&E power
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OUR STORY

We got in to cannabis in 2002 after Tony's wife was diagnosed with Multiple Sclerosis . We quickly discovered that we had a knack for, and enjoyed, growing cannabis and making solventless concentrates. Over the years we started to get a little bigger, in 2009 we started Sticky Icky's Inc. and started providing high quality clones to dispensaries around Southern California, as well as learn all we could about solvent based concentrates. In 2016 we again expanded concentrate manufacturing, building a lab in LA and providing high quality extracts across California. Once it became legal for recreational use we were excited to bring our knowledge to the retail market, but quickly found out how difficult it was to just to get a foot in the door of licensed stores while trying to compete with big money that had flooded into the market. So in 2020 we started Baby Duck LLC with one goal: To help out the smaller family owned farms by providing a reasonably priced place to grow and cultivate their products, along with collaborating and pooling resources with other tenants, allowing them to better compete with the big name, multi-million dollar companies that have taken over.

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THE TEAM
Nicholas Croson
Licensee & CEO

Nick has been involved in the cannabis industry for over 20 years. He routinely consults on projects all over California ranging from seed to sale. Together with his brother Tony, they took a property through the licensing process on a parcel in Santa Barbara County, getting it fully licensed before selling the business. Together they founded the Sticky Icky's brand in 2009. Nick's background consists of music and film production as well as computer manufacturing.

Tony Croson
COO & Project manager

Over 20 years of cannabis experience including; cultivation, nursery and clone operations and extraction design and management. Partnering with his brother Nick they succeeded in development and sale of fully licensed parcel in Santa Barbara County. Tony started in the cannabis industry in 2002 shortly after his wife was diagnosed with MS. Founder of Sticky Icky's brand of concentrates in 2009 with his brother Nick. Tony's background spans from automotive performance/restorations and film production, to construction management and engineering extraction systems.

Jesse Zaragoza
Farm & Distribution Manager

With over 15 years of experience in cannabis business development, Jesse Zaragoza is well known for his accomplished investor talents, shareholder skills and natural leadership abilities. He is highly sought after for his consultation skills and expertise in everything from seed to the sales shelf. In 2020 Jesse successfully orchestrated and executed the acquisition of one of the largest cannabis farms in Santa Barbara County.

Jesse has developed an independent distribution network and a successful manufacturing lab, all tied to an independently owned chain of dispensaries in California and Washington State.

Jose Antonio Ruiz
New Business Development & Marketing

Working with his son, Jose operated a successful family owned dispensary specializing in medical delivery serving Santa Barbara County in 2014. Making a fast name for themselves, the pair quickly became the go-to guys for vertical integration consulting and wholesale supply of cannabis products in Southern California. Together they founded Rosa Verde Medicina Fina cannabis brand. Prior to cannabis, Jose worked at Sprixx Inc. as COO, Jose worked directly with the World Health Organization to rewrite the guidelines on point-of-care hygiene products to drastically reduce infection and mortality rates around the globe. He left Sprixx in 2014 to pursue a career in cannabis.

Darian Croson
CFO

Majoring in finance and business management, Darian has several years of experience of ranch and farm management. She has been involved with her father Tony in assisting with the operation of a cannabis extraction lab since 2019.

Chris Bowyer
Compliance and security manager

With over seven years of experience providing security services to the regulated Cannabis industry in California, Colorado, and Washington, Chris believes in a comprehensive security posture that incorporates physical security, passive and active monitoring, cyber security, and developing relationships within the community at large and with law enforcement. He has worked all over California since the inception of recreational cannabis, and has been focused on Santa Barbara County in particular for the last five years. Chris is a combat veteran having served six years in the United States Marine Corps, as well as having seen combat as a special operations soldier within the Ukrainian Ministry of Defense during the ongoing Ukraine-Russia conflict.

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The Baby Duck Family

Tony and Nick founded Baby Duck with the goal of helping small family businesses succeed in the cannabis industry. They know the hardships of competing against big money to get projects completed and strive to help others to overcome this problem that has taken over the industry. Its now a multi-generational business with Tony's daughter looking to take over operation in the next few years. Their partners in the Baby Duck family: The brothers met Chris in 2018 and have worked together closely on several projects. They met Jesse in 2016 while he was managing a 73 acre cannabis farm, they now know his entire family. Jose and his son Jose Jr have known the brothers for a few years, meeting by chance supplying their family owned delivery with low cost premium flower and extracts.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Attorneys and consultants $50,000
Waste/odor management plans $7,000
Percolation test $2,000
Security plan update $5,000
Architectural plans and elevations $14,000
Updated property survey $4,500
Biology report updates $2,500
County fees and reports $120,000
Unexpected fees, reports or surveys $11,200
Mainvest Compensation $13,800
Total $230,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $4,832,000 $5,013,200 $5,194,400 $5,387,680 $5,582,378

EXPENSES

Rent $0 $0 $0 $0 $0
Utilities $16,140 $20,400 $24,000 $27,900 $31,800

Salaries $240,000 $270,000 $300,000 $330,000 $360,000

Insurance $103,000 $147,375 $171,350 $195,125 $220,450

Equipment Lease $272,000 $52,500 $58,000 $66,000 $74,000

Repairs & Maintenance $105,000 $91,000 $107,000 $120,500 $134,000

Legal & Professional Fees $132,500 $118,000 $128,500 $139,000 $144,500

Security $180,000 $210,000 $240,000 $270,000 $300,000

Employee taxes $62,400 $70,200 $78,000 $85,800 $93,600

Licensing $1,500,000 $250,000 $250,000 $250,000 $250,000

Janitorial $1,200 $1,500 $1,800 $2,100 $2,400

Investor repayment $0 $400,000 $400,000 $400,000 $0

Operating Profit $2,219,760 $3,382,225 $3,435,750 $3,501,255 $3,971,628

This information is provided by Baby Duck LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $230,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends October 14th, 2022

Summary of Terms

Legal Business Name Baby Duck LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

3×

Investment Multiple 2.5×

Business's Revenue Share 3%-3.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Baby Duck LLC has been operating since November 2020 and has since achieved the following milestones:

Opened location in Los Alamos Ca

Raised over $350,000 so far to fund this project.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of July 2022, Baby Duck LLC has no debt outstanding and a cash balance of 0. Baby Duck LLC does hold an exclusive contract with the land owner to lease out space for cannabis cultivation, once approved. The Total Contract Value is approximately $5,000,000. In addition to the Baby Duck LLC's outstanding debt and the debt raised on Mainvest, Baby Duck LLC may require additional funds from alternate sources at a later date.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Baby Duck LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Baby Duck LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Baby Duck LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Baby Duck LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Baby Duck LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Baby Duck LLC's management or vote on and/or influence any managerial decisions regarding Baby Duck LLC. Furthermore, if the founders or other key personnel of Baby Duck LLC were to leave Baby Duck LLC or become unable to work, Baby Duck LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Baby Duck LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Baby Duck LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Baby Duck LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Baby Duck LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Baby Duck LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Baby Duck LLC's financial performance or ability to continue to operate. In the event Baby Duck LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Baby Duck LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Baby Duck LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Baby Duck LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Baby Duck LLC will carry some insurance, Baby Duck LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Baby Duck LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Baby Duck LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Baby Duck LLC's management will coincide: you both want Baby Duck LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Baby Duck LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Baby Duck LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Baby Duck LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Baby Duck LLC or management), which is responsible for monitoring Baby Duck LLC's compliance with the law. Baby Duck LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Baby Duck LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Baby Duck LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Baby Duck LLC, and the revenue of Baby Duck LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Baby Duck LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Baby Duck LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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